767 Fifth Avenue

New York, NY 10153-0119

+1 212 310 8000 tel

+1 212 310 8007 fax

October 7, 2013

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Max A. Webb

Re:                             AMC Entertainment Holdings, Inc. Amendment No. 1 to Registration Statement on Form S-1
Filed August 30, 2013 (File No. 333-190904)

Dear Mr. Webb:

AMC Entertainment Holdings, Inc., a Delaware corporation (the “Company”), transmits herewith electronically for filing pursuant to Regulation S-T under the Rules and Regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form S-1 of the Company (Registration No. 333-190904) (the “Registration Statement”). In connection with such filing, set forth below are the Company’s responses to the comments of the Staff communicated in its letter addressed to the Company, dated September 26, 2013. The Company is sending to the Staff under separate cover courtesy copies of Amendment No. 1, including copies marked to show the changes effected by Amendment No. 1.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in Amendment No. 1.

General

1.                                      Please identify the lead underwriter(s) on the prospectus cover page. Please be advised that we may defer our review of any amendment that does not name the lead underwriter(s).

In response to the Staff’s comment, the Company has revised the cover page and “Underwriting” section of the prospectus to identify the lead underwriters.

2.                                      Prior to printing and distribution of the preliminary prospectus, please provide us with mock-ups of any pages that include any pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

The Company will provide the Staff, prior to the printing and distribution of the preliminary prospectus, with the mock-ups of any pages in the prospectus on which the Company desires to include any pictures or graphics, along with any accompanying captions. The Company acknowledges that the Staff may have comments thereon.

3.                                      We note you have relied on reports and publications from third-party sources, including the Motion Picture Association of America, the National Association of Theater Owners, Nielson Media Research, and Rentrak Corporation for data. Please provide us with the relevant portions of the materials you cite. If any of these reports or publications were commissioned by you for use in connection with the registration statement, please also provide consents of such third parties pursuant to Securities Act Rule 436 with your next amendment or tell us why you believe you are not required to do so.

The Company has supplementally provided copies of the third-party sources that were relied upon for data contained in the prospectus to the Staff, marked to highlight the sections relied upon and cross-referenced to the prospectus. The Company is not affiliated with any third-party source (although the Company is a member of the National Association of Theater Owners, an industry trade group) and did not commission any of the reports relied upon in the prospectus.

4.                                      We note the references to “guests” and suggest you substitute the word “customers” since you are talking to investors in your company who are trying to understand your business as a series of commercial operations.

In response to the Staff’s comment, the Company has removed all references to the Company’s customers as “guests” in Amendment No. 1.

Prospectus Summary, page 1

Our Company, page 1

5.                                      Please provide us with substantiation for your statements on page 2 that for the calendar year ended December 31, 2012 your circuit led in revenues per head, average ticket price, and concessions per head and that you were among the highest of your peers in attendance per screen and admissions gross profit per screen.

The Company has supplementally provided substantiation for the statements on page 2 to the Staff.

6.                                      We note the reference in the third full paragraph on page 2 to the “proud tradition of best-in-class theatre operations.” Please revise to reconcile with the net losses discussed in the last risk factor on page 21 and the impairment losses discussed in the last risk factor on page 21.

The Company has revised the disclosure on page 2 to delete the reference to “best-in-class” in response to the Staff’s comment. Additionally, the Company has revised page 12 in the Summary section to reference the risk factor discussing impairment losses. The Company respectfully submits that with the foregoing changes it has balanced the referenced disclosure with the risk factors mentioned in the Staff’s comment.

7.                                      Please substantiate your statement in the carryover bullet point at the top of page 5 that you enjoy a significant advantage within the exhibition industry when it comes to permitting, installing, and commissioning these improvements.

The Company has revised the disclosure on page 6 in response to the Staff’s comment.

Our Competitive Strengths, page 8

Well Located, Highly Productive Theatres, page 9

8.                                      We note the reference to your average total revenues being “37% higher than” your closest peer. In general, references to other competitors are disfavored because they are not relevant to an investment decision in your securities. Please either remove such references or tell us why you believe they are material to an investment decision in your securities.

The Company has removed the disclosure on page 9 in response to the Staff’s comment.

Strong Free Cash Flow Generation, page 9

9.                                      Please quantify your free cash flow and disclose your estimated capital expenditures for each of the next three years. Additionally, please provide us with support for your characterization that your free cash flow is “strong.” We note your disclosure in the first full risk factor on page 21. Revise the last paragraph on page 100 in this manner as well.

In response to the Staff’s comment, the Company has removed the reference to “strong free cash flow” and, accordingly, is not providing information with respect to this metric. The Company has revised the disclosure on page 9 to include expanded disclosure on its operating cash flow and estimated capital expenditures. The Company has made corresponding changes to the disclosure on pages 98 and 99.

Experienced and Dynamic Team, page 9

10.                               We note the disclosure on page 10 indicating that in connection with the offering, you will enter into long term employment agreements with key members of management and will implement a significant equity based compensation plan that will align management’s interests with those of your stockholder’s. To the extent that these employment agreements and stock-based compensation arrangements are finalized prior to the completion of your planned offering, please revise the pro forma financial information included on pages 40 through 47 of the registration statement to include pro forma adjustments giving effect to these revised agreements. Refer to the guidance outlined in Rule 11-02(b)(6) of Regulation S-X.

The Staff is respectfully advised that revised employment agreements with key members of management and the stock-based compensation arrangements have not yet been finalized. As such, no pro forma adjustments associated with these revised agreements have been recorded. If the anticipated arrangements are formalized before the Registration Statement is effective, the Company will include full descriptions of such arrangements in the “Management” section and, to the extent applicable and material, in MD&A. However, the Company respectfully advises the Staff that it does not consider these arrangements to be directly attributable to the offering and, accordingly, the Company does not intend to include any adjustments to the pro forma financial information contained on pages 39 through 50 to give effect to these agreements and arrangement if they are finalized prior to the planned offering. Rather, the Company believes that narrative disclosure of these arrangements in the prospectus is the most appropriate and meaningful way to inform investors of the anticipated impact of these arrangements.

Key Strategic Shareholder, page 10

11.                               The Prospectus Summary should disclose the most material information about AMC Entertainment Holdings, Inc., not its controlling shareholder. Please revise this section accordingly.

The Company has revised the disclosure on page 10 in response to the Staff’s comment.

12.                               With a view toward disclosure, please tell us the aggregate price Wanda paid for you in August 2012 and your aggregate valuation giving effect to the offering of shares and the percentage of ownership it represents.

Wanda invested approximately $700.0 million in connection with its acquisition of the Company. The Company has included this disclosure in “The Wanda Transaction” on page 11 of the Registration Statement. At this time, the Company is not able to determine the aggregate valuation giving effect to the offering of shares and the percentage of ownership it represents, but confirms that it will revise the disclosure in a future pre-effective amendment when the relevant information is known.

The Reclassification, page 11

13.                               We note the disclosure indicating that in connection with the offering, you intend to reclassify each share of Parent’s existing Class A stock and Class N stock such that each holder of Class A stock will receive an indeterminate number of shares of class B stock for each existing Class A share and each holder of shares of Class N stock will receive an indeterminate number of shares of Class A stock for each Class N share. Please revise to include a pro forma balance sheet alongside your historical balance sheet as of the latest interim period presented giving effect to these changes in capitalization that will occur in connection with your planned offering.

The Company has revised the disclosure on page 17 in response to the Staff’s comment and will complete the disclosure in a future pre-effective amendment when the relevant information is known and a price range is included in the Registration Statement.

14.                               Also, to the extent that the “Reclassification” will effectively result in a stock dividend or split, please revise your historical earnings per share and related disclosures throughout the registration statement for all periods presented in your financial statements to give effect to this stock dividend or split. Refer to the guidance in SAB Topic 4:C and ASC 260-10-55-12.

The Company acknowledges the Staff’s comment and confirms that it will revise the disclosures in a future pre-effective amendment when the relevant information is known.

Summary Historical and Unaudited Financial and Operating Data, page 16

15.                               Please revise to clearly blackline the results of the predecessor and successor entities. The revised presentation should be consistent with that provided in your interim financial statements. Your disclosure of financial information elsewhere in the filing should be similarly revised. Please similarly revise Selected Historical Financial and Operating Data beginning on page 48.

Based upon the Staff’s comment, the Company has revised the disclosure in the Registration Statement to clearly “blackline” the results of the predecessor entity from that of the successor entity.

16.                               We note that you have presented statement of operations data for the twelve months ended June 30, 2013 in your summary financial operating data. Due to the change in basis that resulted from the merger transaction that occurred on August 31, 2013, we do not believe the presentation of combined financial data for this period is appropriate. Accordingly, please revise to eliminate the presentation of the combined financial information for the predecessor and successor periods. Please similarly revise Selected Historical Financial and Operating Data beginning on page 48.

Based upon the Staff’s comment, the Company has revised the presentation of financial data on pages 16 and 51 and elsewhere in the Registration Statement to remove the statement of operations data for the twelve months ended June 30, 2013. The Company respectfully advises the Staff that when it updates the registration statement with financial data for the nine months ended September 30, 2013, it intends to include statement of operations data for the twelve months ended September 30, 2013 in the Registration Statement and it has revised the summary financial data table in the Registration Statement to reflect that such information will be included. The Company believes that this information provides useful information to investors regarding the Company’s recent financial performance and would not present financial data for a period in which a change of basis will have occurred. Additionally, in footnote (1) to the summary financial operating data on page 17 the Company describes how this information is derived and why the Company believes it to be useful to investors.

Use of Proceeds, page 35

17.                               We note that you contemplate using a portion of net proceeds to retire outstanding debt. Please provide the disclosure called for by Instruction 4 to Item 504 of Regulation S-K.

The Company has revised the disclosure on page 34 in response to the Staff’s comment to identify one potential source of outstanding debt that the Company may retire with the net proceeds from the offering. The Company will not have determined more specific plans for the use of proceeds before the effectiveness of the Registration Statement and respectfully directs the Staff to the last risk factor on page 31 of the Registration Statement which notifies investors of the Company’s broad discretion in applying the proceeds of the offering. The Company has revised the disclosure on page 34 to emphasize the uncertainty and to add a cross-reference to the risk factor.

18.                               Also please quantify the amount intended to retire debt and the amount for capital expenditures.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the repayment of indebtedness and funding of capital expenditures are only provided as non-exclusive examples of potential uses for the proceeds from the offering. As such, the Company does not quantify the amounts. The Company respectfully directs the Staff to the last risk factor on page 31 of the Registration Statement which notifies investors of the Company’s broad discretion in applying the proceeds of the offering. The Company has revised the disclosure on page 34 to emphasize the uncertainty and to add a cross-reference to the risk factor.

Unaudited Pro Forma Condensed Financial Information, page 40

19.                               Please expand the introductory paragraph to your pro forma financial statements to briefly disclose the nature and significant terms of the “Transactions” that have been reflected in the pro forma financial information. As part of your revised disclosure, please indicate the date that the merger transaction occurred. Refer to the requirements outlined in Rule 11-02(b)(2) of Regulation S-X.

The Company has revised the disclosure on page 39 in response to the Staff’s comment.

Unaudited Condensed Consolidated Pro Forma Statement of Operations, pages 42 and 43

20.                               Please revise to clearly label the results in the Parent Historical column for the six months ended June 30, 2013 as those of the “successor” entity consistent with the interim financial statements for this period.

The Company has revised the disclosure on pages 40 and 41 of the Registration Statement in response to the Staff’s comment.

21.                               Once you determine the number of Class A and Class B shares of common stock that holders of Class A Common Stock and Class N Common Stock will receive pursuant to the Reclassification, please revise your pro forma balance sheet and earnings per share to give effect to this change in capital structure and revise the notes to the pro forma financial information to explain the nature and terms of this change in capital structure. The notes to your pro forma financial statements should also explain how any changes in weighted average shares outstanding were calculated or determined.

The Company acknowledges the Staff’s comment and confirms that it will revise the disclosures in a future pre-effective amendment when the relevant information is known.

22.                               Please revise to disclose the number of shares expected to be issued in the offering and the expected public offering price.

The Company acknowledges the Staff’s comment and confirms that it will provide the number of shares to be offered in the offering and the expected public offering price in a future pre- effective amendment when such information is known.

23.                               Refer to footnote (2). Please tell us and revise Note 2 to explain why unrecognized breakage income for gift cards was eliminated as a result of adjusting deferred revenue to fair value. Also, please explain in further detail how adjustment (2) was calculated or determined.

In response to the Staff’s comment, the Company has revised footnote (2) to explain why unrecognized breakage income for gift cards and packaged tickets was reduced as a result of adjusting deferred revenue to fair value and to explain in further detail how the Company calculated the pro forma adjustments for gift cards and packaged tickets.

The Company defers 100% of the revenue associated with the sales of gift cards and packaged tickets until such time as the items are redeemed or breakage income is recorded. See Note 1-Revenues of the notes to the Company’s audited consolidated financial statements included in the Registration Statement for further information.

The Company recognizes breakage income for gift cards using the Proportional Method, pursuant to which the Company applies a breakage rate for its five gift card sales channels ranging from 14% to 23% of its current month sales, and the Company recognizes that total amount of breakage for that current month’s sales as income over the next 24 months in proportion to the pattern of actual redemptions. The Company’s methodology for recording deferred revenues for gift cards at fair value involved removing the amount of unrecognized breakage included in its deferred revenues as of August 30, 2012, which was $7,441,000, such that the Company would only recognize breakage income during the Successor period following the Proportional Method on sales that were generated subsequent to August 30, 2012 and would recognize a normal profit margin on those gift cards that were sold prior to August 30, 2012 and that were expected to be redeemed in the future. The Company’s total breakage income included in the Transition Period was $11,259,000, of which $7,776,000 was recorded during the 5 month Predecessor period and $3,483,000 was recorded during the 4 month Successor period. Had the Merger occurred on March 30, 2012, the Company would have applied the Proportional Method only to those sales that were generated after March 30, 2012, and its breakage income for the nine months ended December 31, 2012 would have been $7,603,000, which is $3,656,000 less than the historical amount recorded in the Transition Period of $11,259,000. As a result, the Company adjusted its breakage income to reduce it by $3,656,000 such that its total breakage income for gift cards was $7,603,000 on a pro forma basis for the Transactions.

The Company recognizes breakage income for packaged tickets following the Remote Method pursuant to which the Company recognizes breakage income for sales greater than 18 months old based on an estimated breakage rate of 14.5% of monthly sales. The Company’s methodology for recording deferred revenues for packaged tickets at fair value involved removing the amount of unrecognized breakage included in its deferred revenues as of August 30, 2012, which was $24,859,000, such that the Company would not recognize income during the Successor period following the Remote Method for sales that were generated prior to August 30, 2012 and would recognize a normal profit margin on those packaged tickets that were sold prior to August 30, 2012 and that were expected to be redeemed in the future. The Company’s total breakage income included in the Transition Period was $4,802,000, of which $4,802,000 was recorded during the 5 month Predecessor period and $0 was recorded during the 4 month Successor period. Had the Merger occurred on March 30, 2012, the Company would have applied the Remote Method only to those sales that were generated after March 30, 2012 and were greater than 18 months old, and its breakage income for the nine months ended December 31, 2012 would have been $0, which is $4,802,000 less than the historical amount recorded in the Transition Period of $4,802,000. As a result, the Company adjusted its breakage income to reduce it by $4,802,000 such that its total breakage income for gift cards was $0 and was eliminated on a pro forma basis for the Transactions.

24.                               Refer to footnote (3). Please expand your disclosure to explain in further detail how you calculated or determined the adjustment to increase straight-line rent expense for future minimum rentals associated with your digital projectors. As part of your revised disclosure, please indicate the significant assumptions used in calculating this adjustment.

In response to the Staff’s comment, the Company has revised footnote (3) to explain in further detail how it determined the adjustment to increase straight-line rent expense for future minimum rentals associated with its digital projectors.

25.                               Refer to footnote (4). Please expand your disclosure to explain in further detail how you calculated or determined the adjustment to increase rental expense for future escalations associated with your theatre leases. Your revised disclosure should indicate all significant assumptions used in computing this pro forma adjustment. Also, please disclose in footnote (4) the amount of the purchase price adjustment for unfavorable lease liabilities that was recognized in connection with the merger transaction and explain in further detail how you calculated or determined the pro forma adjustment to rent expense for these unfavorable leases in the amount of $(5,093).

In response to the Staff’s comment, the Company has revised footnote (4) to explain in further detail how it determined the adjustment to increase straight-line rent expense for future minimum rentals associated with the Company’s theatre leases. The Company has also revised footnote (4) to explain in further detail how it determined the pro forma adjustment to rent expense for unfavorable leases and to disclose the amount of the purchase price adjustment for unfavorable leases.

26.                               Refer to footnote (6). Please disclose in footnote (6) that the various components of adjustment (6) were derived from amounts reflected in your historical financial statements for the period from March 30, 2012 through August 30, 2012.

In response to the Staff’s comment, the Company has revised footnote (6) to disclose that the various components of adjustment (6) were derived from amounts reflected in Note 13-Employee Benefit Plans of the notes to the audited consolidated financial statements included in the Registration Statement for the periods March 30, 2012 through August 30, 2012.

27.                               Refer to footnote (7). Please explain to us and expand your disclosure in footnote (7) to explain why the gross carrying amount of your intangible assets was reduced significantly from amounts recorded prior to the Merger. As part of your response, please explain in detail why you do not believe that this was indicative of a potential impairment in the recorded values of the intangible assets that existed prior to the merger and that should have been recognized in the historical financial statements of the registrant prior to the completion of the merger transaction.

In response to the Staff’s comment, the Company has revised footnote (7) to explain why the gross carrying amount of its intangible assets was reduced from amounts recorded prior to the Merger and to explain in detail why it did not believe this was indicative of a potential impairment in the recorded values.

In connection with purchase accounting applied in connection with the Merger, the Company recorded its intangible assets at fair value. See Note 6-Goodwill and Other Intangible Assets to the notes to the Company’s audited consolidated financial statements included in the Registration Statement for the periods March 30, 2012 through August 30, 2012 for additional information.

The gross carrying amount of the Company’s amortizable intangible assets with respect to which the amortization is recorded to depreciation and amortization declined by $90,606,000(excluding the TRA intangible with respect to which the amortization is recorded in investment income as opposed to depreciation and amortization). The decline in the gross carrying amount was primarily due to a decline in gross carrying amount for the Company’s Moviewatcher loyalty program of $46,000,000, which was amortized through the date of the Merger, a decline in gross carrying amount of Management contracts of $30,710,000 and a decline in other intangible assets of $13,309,000.  As of the Merger date, the Company had ended the Moviewatcher loyalty program and had recently started the AMC Stubs loyalty program.  The AMC Stubs program operated on a model that was different than the Moviewatcher program.  Because the AMC Stubs program had recently begun, membership was small and would require a significant increase in members in order to generate a profit.  Further, the AMC Stubs program was contributing negatively to the Company’s operating cash flow at the time of the Merger.  As a result, the incremental economic benefit provided by the existing members of the AMC Stubs program was considered to be de minimus as of the date of the Merger and no value was ascribed to the AMC Stubs program.

The net carrying amount of the Company’s amortizable intangible assets increased by $70,034,000 as a result of the Merger primarily due to an increase in net carrying amount for favorable leases. The Company does not believe that the decline in gross carrying amount of its amortizing intangible assets is indicative of a potential impairment as the Company actually recorded an increase to the net carrying amount of $70,034,000. The Company did not have significant individual net carrying values of amortizing intangible assets that were written down as of August 30, 2012 and as a result does not believe any potential impairment in the recorded values existed at the time of the Merger that should have been recognized. The adjustment to reduce intangible asset amortization of $2,370,000 is primarily due to elimination of amortization on the Company’s Moviewatcher loyalty program intangible asset and increased estimated useful lives for its favorable leases.

28.                               Please explain in footnote (7) the significant assumptions that were used to calculate or determine the adjustment reflected in footnote (7). As part of your revised disclosure, please indicate the adjustments that were made to your various categories of intangible assets in connection with the merger and the useful lives over which such amounts are being amortized to expense.

In response to the Staff’s comment, the Company has revised footnote (7) to include the significant assumptions to determine the adjustment in footnote (7). The Company also added a table to footnote (7) to indicate the adjustments made to the various categories of amortizable intangible assets in connection with the Merger and the useful lives over which such amounts are being amortized.

29.                               Refer to footnote (8). Please explain in footnote (8) how you calculated or determined the fair value of your debt and the related increase in its fair value in connection with the merger. Also, please explain in footnote (8) the method and significant assumptions used to calculate or determine the adjustment for accretion of the premium on debt in the amount of $(6,602).

In response to the Staff’s comment, the Company has revised footnote (8) to explain how it determined the fair value of its debt and the related increase in its fair value in connection with the Merger. The Company has also revised footnote (8) to explain the method and significant assumptions used to determine the adjustment for accretion of the premium on the debt in the amount of $(6,602,000).

30.                               Refer to footnote (9). Please explain in footnote (9) how you calculated or determined the fair value of your investment in NCM in connection with the merger. Also, please revise to disclose the method and significant assumptions used to calculate or determine each component of pro forma adjustment (9).

In response to the Staff’s comment, the Company has revised footnote (9) to explain how it determined the fair value of its investment in NCM in connection with the Merger. The Company has also revised footnote (9) to disclose the significant assumptions used to determine each component of the pro forma adjustment (9).

31.                               Refer to footnote (10). Please explain in footnote (10) how you calculated or determined the fair value of the TRA intangible asset and the related useful life over which you are amortizing it to expense. Also, please clearly disclose in footnote (10) that the adjustments for cash receipts for the TRA in the amount of $(298) represents the actual cash receipts as a result of the TRA during the period from March 30, 2012 through August 30, 2012.

In response to the Staff’s comment, the Company has revised footnote (10) to explain how it determined the fair value of the TRA intangible asset and the related useful life over which the Company is amortizing it to expense. The Company has also omitted $298,000 of cash receipts under the TRA as it did not receive any cash payments during the period from March 30, 2012 through August 30, 2012.

Management’s Discussion and Analysis, page 50

32.                               We note from the first paragraph on page 50 that all references to the transition period are for the period from March 30, 2012 through December 31, 2012 and are derived by combining the audited results of operations for your Predecessor from March 30, 2012 to August 30, 2012 with the audited results of operations for your Successor from August 31, 2012 to December 31, 2012. We further note that you include a discussion of combined results of operations for this period on pages 70 through 75 of MD&A. Please note that due to the change in basis arising from the application of acquisition method accounting, the successor financial statements and ongoing operations are not comparable with prior period financial statements and operations of the predecessor. Therefore it is not appropriate to merely combine and discuss the predecessor and successor periods without reflecting all relevant pro forma adjustments required by Article 11 of Regulation S-X. Please revise your MD&A discussion accordingly.

The Company has revised the disclosure to delete references to the combined Predecessor and Successor information. The Company has replaced this with information that discusses the pro forma information that includes the adjustments required in Article 11 of Regulation S-X.

Overview, page 50

33.                               Refer to the second paragraph on page 51. Please quantify the estimated costs to invest and expand your food and beverage operations over the next five years and provide an estimate, if known, of the portion of conversion cost that may be covered by investments by the theatre landlord. Also, please discuss whether the amounts historically contributed by landlords, as disclosed in the third paragraph on page 90, is representative of the percentage of capital expenditures you expect to be contributed in the future.

The Company has revised the disclosure on page 54 in response to the Staff’s comment.

34.                               We are aware from industry reports that the costs and operating margins of megaplex theatres can vary considerably depending upon the number of screens per theatre, with the largest megaplex theatres incurring higher operating costs and lower operating margins compared to megaplex theatres with fewer screens. Please discuss in greater detail the economics of megaplex theatres. Please disclose the number of theatres that have 24 or more screens and percentage of total screens these theatres comprise. To the extent that the potential effectiveness of your quality enhancements would be limited at larger megaplex theatres, please discuss accordingly. Alternatively, please tell us why a revised discussion would not provide meaningful information to prospective investors.

The Staff is respectfully advised that the Company does not believe a revised discussion of economics of the largest megaplex theatres (24 or more screens) would be meaningful. Notwithstanding the industry reports referred to in the Staff’s comment, the Company’s experience has been that operating costs and operating margins as a percentage of revenues are virtually the same when compared to theatres in the circuit with fewer screens. For the period from January 1, 2013 to August 31, 2013 operating margins for the Company’s theatres with more than 24 screens were 21% as compared to operating margins of 20% for the Company’s theatres with 24 screens or less.  Additionally, the Company has successfully deployed its quality enhancements at several of these theatres and does not believe the size of the theatre to be a limitation on future deployment.

Significant Events, page 52

35.                               We note from the disclosure on page 54 that in connection with obtaining a waiver for the requirement to comply with the change in control covenant in each of the indenture governing the Notes, the Company paid each of the holders of the Notes due 2019 and 2020 who validly consented to the waiver and proposed amendments a consent fee of $2.50 per $1,000 principal amount at the closing of the Merger. Please tell us and revise your discussion on page 54 to explain how you accounted for the payment of these fees in the Company’s financial statements. If an expense was not recognized, please explain why.

The Company has revised its discussion on page 57 to explain how it accounted for the payment of the consent fees in its financial statements. The Company did not recognize an expense and these consent fees were part of the $32,340,000 of fees triggered by the Merger and as discussed in Note 2-Merger to the Company’s audited consolidated financial statements included on F-47. Please see the response to comment #61, which provides further explanation of the Company’s policy with regard to the payment of fees triggered by the Merger.

Critical Accounting Policies

Gift Card and Packaged Ticket Breakage, page 63

36.                               We note that you changed your method for recording gift card breakage income to recognize breakage income and derecognize the gift card liability for unredeemed gift cards in proportion to actual redemptions of gift cards (“Proportional Method”). Please tell us and revise your disclosure in MD&A and Note 1 to the audited financial statements to explain in further detail how management calculated or determined the amounts to be recognized using the “proportional method” including whether this was done on a company-wide or more limited basis and the period or periods which management used to determine the proportion of gift cards which have historically not been redeemed. Also, please tell us and revise MD&A and Note 1 to disclose the proportion of gift cards that management has determined will not be redeemed as a result of its analysis using the proportional method. In addition, please revise Note 1 to disclose the impact of this change in accounting on the company’s earnings per share as required by ASC 250-10-50.

In response to the Staff’s comment, the Company has revised its disclosure in MD&A and Note 1 to the Company’s audited financial statements to explain in further detail how it determined the amounts to be recognized using the “proportional method.” The Company has also revised Note 1 to disclose the impact of this change on earnings per share as required by ASC 250-10-50. The Company supplementally advises the Staff that its wholly-owned subsidiary AMC Entertainment Inc. made this same disclosure in its Form 10-K filed on May 25, 2012 and also filed as an exhibit thereto a preferability letter dated May 25, 2012 from its independent accounting firm regarding the accounting change which is included as Exhibit A.

The Company recognizes breakage income for gift cards using the Proportional Method where it applies a breakage rate for its five gift card sales channels which range from 14% to 23% of its current month sales and the Company recognizes that total amount of breakage for that current month’s sales as income over the next 24 months in proportion to the pattern of actual redemptions. The Company has determined its breakage rates and redemption patterns using data accumulated over 10 years on a company-wide basis.

37.                               We note from your disclosure on page 63 that breakage for packaged tickets continues to be recognized as the redemption of these items is determined to be remote, that is if a ticket has not been used within 18 months of being purchased. We further note that as a result of fair value accounting with the merger, you will not recognize any breakage income on package tickets until 18 months after the merger. Please explain to us in further detail why the application of fair value accounting in connection with the merger would result in a lack of recognition of breakage on packaged ticket sales for an 18 month period following the merger.

The Company recognized breakage income for packaged tickets following the Remote Method, where the Company recognizes breakage income for sales >18 months old based on an estimated breakage rate of 14.5% of monthly sales. The Company’s methodology for recording deferred revenues for packaged tickets at fair value involved removing the amount of unrecognized breakage included in its deferred revenues (the most recent 18 months of sales) as of August 30, 2012 which was $24,859,000 such that the Company would not recognize income during the Successor period following the Remote Method for sales that were generated prior to August 30, 2012 and would recognize a normal profit margin on those packaged tickets that were sold prior to August 30, 2012 and that were expected to be redeemed in the future.

Operating Results

For the Six Months Ended June 30, 2013 and Twenty-six Weeks ended June 28, 2012 Investment (income) expense, page 69

38.                               We note from the disclosure on page 69 that investment income for the current period includes payments received of $3.7 million related to the NCM tax receivable agreement, which are recorded in investment income for periods subsequent to the merger. We also note that amounts related to the NCM tax receivable agreement of $3.9 million were recorded in equity in earnings of non-consolidated entities in the prior period. Please explain to us and in your MD&A disclosure why these payments are recorded in investment (income) expense subsequent to the merger but recorded in equity in earnings of non-consolidated entities in periods prior to the merger.

In response to the Staff’s comment, the Company has revised MD&A on pages 73 and 74 to explain why payments related to the NCM tax receivable agreement are recorded in investment (income) expense subsequent to the Merger, but recorded in equity in earnings of non-consolidated entities in periods prior to the Merger.

Prior to the Merger, the Company did not have any carrying value related to the NCM tax receivable agreement and the majority of its Tranche 1 investment in NCM was recorded at $0. In connection with push down accounting as required by the Merger the Company recorded an amortizable intangible asset in the amount of $20,900,000 related to the NCM tax receivable agreement. Because the Company established a separate asset apart from its equity method investment in NCM that derives all of its fair value from the expected future payments under the NCM tax receivable agreement, the Company will account for the cash receipts under the NCM tax receivable agreement separately from its equity method investment in NCM. Prior to the Merger the majority of the Company’s investment in NCM (Tranche 1) was recorded at a carrying value of $0 and the remainder of the Company’s investment in NCM (Tranche 2) was recorded at a carrying value of $72,323,000. Subsequent to the Merger, the Company increased the carrying value of its Tranche 1 and Tranche 2 investments in NCM from $72,323,000 to a fair value of $250,155,000. As both the NCM tax receivable agreement and investment in NCM were separately recorded at fair value as a result of the Merger, the Company will account for the NCM tax receivable agreement intangible amortization and NCM tax receivable agreement cash receipts separately as components of investment income and the Company will account for its share of earnings in NCM and distributions of their earnings following the equity method.

Earnings (loss) from discontinued operations, net, page 70

39.                               We note from the discussion on page 70 that during the six months ended June 30, 2013, you received $4.7 million for a sales price adjustment from the sale of theatres located in Canada. Please tell us and revise the discussion on page 70 to explain the nature of this sales price adjustment and explain why it was received during the six month period ended June 30, 2013 since it appears to relate to operations that were sold in prior periods. Note 1 to your interim financial statements should be similarly revised.

In response to the Staff’s comment, the Company has revised the disclosures on page 74 and in Note 1 to the Company’s audited financial statements on F-8 to explain the nature of the sales price adjustment from the sale of theatres located in Canada and why it was received during the six month period ended June 30, 2013.

The sales price adjustment related to tax attributes of the theatres sold in Canada were not determinable or probable of collection at the date of the sale. The Company completed its tax returns for periods prior to the date of sale during the six months ended June 30, 2013 at which time the buyer was able to determine amounts due pursuant to the sales price adjustment and remit them to the Company. The Company recorded the additional gain on sale following the guidance for gain contingencies in ASC 450-30-25-1 when the gains were realizable.

Unaudited Results of Operations for the approximate Calendar Years Ended December 31, 2012 and December 29, 2011

40.                               We note that you have presented unaudited results of operations for the “approximate” calendar years ended December 31, 2012 and December 29, 2011 in the filing since most of your competitors present their financial statements using the calendar year as their fiscal year and to provide your investors with a presentation of your historical results that aligns with how you will present your results going forward, given the change in your fiscal year to end on December 31, 2012. As noted in our comment above, it is not appropriate to combine the 2012 periods prior to and subsequent to the merger due to the change in basis that resulted from the use of the acquisition method of accounting. Furthermore, as a result of the merger transaction, the 2011 period is not considered comparable to the 2012 periods as a result of the merger transaction that occurred on August 30, 2012. Therefore, we do not believe it is appropriate to include comparative information for the “approximate” calendar years ended December 31, 2012 and December 29, 2011 in the filing. Accordingly, please revise to eliminate this comparative presentation and related discussion from the filing.

The Company has eliminated the disclosure relating to the unaudited results of operations for the “approximate” calendar years ended December 31, 2012 and December 29, 2011 in response to the Staff’s comment.

Business, page 90

41.                               Refer to the last sentence of the third paragraph on page 90. Please briefly describe how you measure “improved productivity per location.”

The Company respectfully advises the Staff that it measures “improved productivity per location” as increases in attendance per location and admissions and/or concessions revenues per customer.

42.                               Please balance your discussion here and in the summary by clarifying, if true, that upgrades including dine-in theatres and premium seating are expected to be phased-in over a period of time and, by the end of calendar year 2013, will have only been deployed to approximately 11% of your total screens.

The Company respectfully advises the Staff that it expects recliner re-seats (premium seating) and dine-in theatres to be deployed at approximately 17% of its total theatres by the end of calendar year 2013.  The Company has revised the disclosure on pages 6 and 95 in response to the Staff’s comment.

Our Strategy, page 95

43.                               Refer to the sixth paragraph on page 95. Please discuss the budget and anticipated timeframe for upgrading seating on the approximately 1,500 addressable screens.

The Company has revised the disclosure on page 93 of the Registration Statement in response to the Staff’s comment.

44.                               Refer to the first bullet point on page 98. Please briefly explain what “switching costs” are and how increasing these costs lead to higher loyalty.

The Company respectfully advises the Staff that it considers “switching costs” to be the negative monetary (annual fee associated with AMC Stubs) and psychological (lost reward potential) costs associated with choosing a competitive theatre exhibitor. Increased switching costs dissuade customers from choosing a competitor’s theatre and lead to higher loyalty.

The Company has revised the disclosure on page 96 to explain this concept.

45.                               Refer to the second paragraph on page 98. Please substantiate that observing actual behaviors through AMC Stubs is an asset that is uniquely present at AMC among all US exhibitors.

The Company has revised the disclosure on page 96 to delete the reference to “uniquely present” in response to the Staff’s comment.

46.                               Please discuss in detail how your quality-driven strategy is designed to address exhibition industry trends, in particular the decline in admissions in the last ten years. We note in this regard the attendance statistics you cite on page 104.

The Company respectfully advises the Staff that its’ quality-driven strategy addresses the exhibition industry trend of a decline in admissions by increasing profit margins attendance per location and revenues per customer. The Company’s strategy is designed to improve the productivity of its existing assets and improve financial results. The Company believes this strategy will improve its financial results during both downturns and upswings in industry performance which is primarily driven by film product.  While the ten year industry trend on attendance has been negative, the past five years on average have been relatively stable.

Compensation Discussion and Analysis, page 114

Base Salaries, page 114

47.                               It appears from your disclosure in the carryover paragraph on pages 114-15 that you use compensation data about other companies to, at least in part, base, justify, or provide a framework for your compensation decisions. You further disclose that you target named executive officer salaries at the median for total annual cash compensation and total direct compensation. Please clarify how you use this survey data to structure compensation for your named executive officers. Additionally, please identify the companies to which you benchmark and disclose the degree to which the compensation committee considers such companies comparable to you. Refer to Item 402(b)(2)(xiv) of Regulation S-K. For additional guidance, see Regulation S-K Compliance and Disclosure Interpretation 118.05.

The Company respectfully advises the Staff that it does not “benchmark” compensation for its executive officers within the meaning of Item 402(b)(2)(xiv) of Regulation S-K. The Company uses compensation data from a wide range of companies of similar size for comparative purposes when determining compensation for its executives. The Company has revised the disclosure on pages 111 and 112 of the Registration Statement to clarify how it utilizes data gathered from similarly sized companies.

Description of Certain Indebtedness, page 137

48.                               We note that the amount outstanding on your term loan of approximately $773.1 million as of June 30, 2013 as disclosed on page 137 does not agree with the amount reflected in your capitalization disclosures on page 37 of $763,492. Please reconcile and revise these disclosures.

In response to the Staff’s comment, the Company has revised page 36 to add footnote (3) which identifies the short-term portion of its term loan. The short-term portion of the Company’s term loan is $7,750,000 which is the same as its par value. The long-term par value portion of the term loan is $765,312,000 and the long-term carrying value of the term loan is $763,492,000. The disclosure on page 134 is for the principal balance of the term loan (par value) which is $773,062,000 or $773.1 million. A reconciliation of the amount from page 36 to page 134 is as follows:

Short-term par value portion of the term loan	$7,750,000	pg. 36
Long-term par value portion of the term loan	$765,312,000	pg. 36
Total par value of the term loan	$773,062,000	pg. 134

Certain Relationships and Related Party Transactions, page 141

49.                               We note from the disclosure on page 141 that certain management shareholders agreed to purchase Class N shares of the Parent at the price paid by Wanda for Class A shares of the Parent in connection with the merger. We also note that during the period beginning on January 1, 2016 and ending on the earlier of January 1, 2019 and the date of a qualified public offering, the management shareholders have the right to require the Parent to repurchase their shares at a price equal to the price paid, with appropriate adjustments for any subsequent events such as dividends, splits, combinations, and the like. We further note that if the Parent has not consummated a qualified public offering by January 1, 2019, then during the period beginning on January 1, 2019 and ending on the date of a qualified public offering, the management shareholders have the right to require the Parent to purchase their shares at a price equal to the greater of the fair market value of the shares and the purchase price per share. In addition, following a qualified public offering, the management shareholders will have the right in limited circumstances, to require the Parent to purchase shares that are not fully and freely tradable. Given that the redemption of the Class N shares acquired by the management shareholders appears to require repurchase due to events or circumstances that are not within your control, such as the failure to complete an initial public offering, we would expect the shares subject to repurchase to be reflected in your financial statements as temporary or mezzanine equity pursuant to the guidance in ASC 480-10-S99. Please revise your financial statements accordingly or explain why you do not believe this is required. The notes to your financial statements should also be revised to disclose the terms under which the Class N shares are subject to repurchase by the Company.

The Company has revised its financial statements to reflect the Class N shares as temporary equity pursuant to the guidance in ASC 480-10-S99 and has made corresponding revisions to the disclosure in the Registration Statement.

50.                               In a related matter, please tell us and explain in the notes to your financial statements the specific circumstances under which the management shareholders have the right to require the Parent to purchase their shares following a qualified public offering if the shares are not fully and freely tradable. We may have further comment upon review of your response.

As described above, under the terms of the Management Stockholders Agreement, the management shareholders have the right to require the Company to purchase their shares following a qualified public offering if their shares are “not fully and freely tradable securities” that are (i) listed on an established national or international securities exchange and (ii) transferable without restriction or limitation (other than due to certain underwriter lock-up, blackout periods or insider trading rules). The Company believes that, following the completion of the offering and listing of the Class A shares on the NYSE, the management shareholders’ shares will be “not fully and freely tradable” only if and when such shares have not been registered for resale under the Securities Act and such shares cannot be resold by the management shareholders without limitation under Rule 144 under the Securities Act. The Company has revised page F-79 in response to the Staff’s comment.

Description of Capital Stock, page 143

51.                               We note from the disclosure on page 143 that following the Reclassification, holders of Class A common stock will be entitled to one vote per share and holders of Class B common stock will be entitled to three votes per share. Please revise MD&A to discuss the differences in the voting rights associated with your Class A and Class B shares that will exist following the Reclassification transaction. Also, to the extent this difference in voting rights will continue to provide Wanda with control over your operations, please revise MD&A to discuss the existence of this control relationship.

The Company has added disclosure to page 64 in response to the Staff’s comment.

AMC Entertainment Holdings Inc. and Subsidiaries Interim Financial Statements, page F-2

Note 1. Basis of Presentation

Out of Period Adjustments, page F-7

52.                               We note the disclosure in Note 1 indicating that management determined that during the successor period from August 31, 2012 through December 31, 2012 reductions to the valuation allowance were incorrectly recorded resulting in an understatement of tax expense and net loss from continuing operations of $5,520,000. We also note that this out of period adjustment has been recorded during calendar 2013 and the impact of these adjustments increased the tax provision and reduced earnings from continuing operations by $5,520,000 or $3.60 per share from amounts that otherwise would have been recorded during the three months ended June 30, 2013. We further note that management does not believe the impact of this out of period adjustment materially impacts the fair presentation of your operating results or financial condition for any of the periods presented. Given that the out of period adjustment recognized during 2013 represented approximately 43% of your provision of income taxes and approximately 13% of your income from continuing operations for the six months ended June 30, 2013 and over 100% of the provision for taxes and 15% of the your loss from continuing operations for the period from August 31, 2012 through December 31, 2012, please explain in detail the basis or rationale for management’s conclusion that this out of period adjustment was not material to either of these periods. Your response should provide a detailed discussion of the qualitative and quantitative factors considered in your determination that such adjustment was not material. Refer to the guidance outlined in SAB Topic 1:M. We may have further comment upon receipt of your response.

The Company’s management has carefully assessed the impact of the out of period adjustments. The Company considered the iron curtain and roll-over methods in assessing materiality. In order to assess the recording of additional valuation allowance and eliminate the reversal of valuation allowance through the income statement (the valuation allowance impact), the Company has made the evaluation within the context of SEC Staff Accounting Bulletin No. 99 — Materiality. AMC Entertainment Holdings, Inc. was purchased by Wanda in August 2012, and as a result of application of push down accounting, the valuation allowance adjustment only impacts the Successor financial statements. Since the Merger was consummated at the end of August 2012 and the Company had significant open areas relative to its purchase price allocation at September 30, 2012, it did not consider the impact of the errors on this period in light of the very short time period following the Merger.

The Company notes the following quantitative data:

AMC Entertainment		Three Months	Three Months	Six Months
Valuation Allowance Adjustment	Transition	Ended	Ended	Ended
Quarter to Date Analysis	Period	3/31/2013	6/30/2013	6/30/2013

Cumulative Adjustments
Current Assets	$(33,200)	$(33,200)	$(33,200)	$(33,200)
Goodwill	$31,463	$31,463	$31,463	$31,463
Other Long-Term Liabilities	$7,257	$4,537	$10,057	$10,057
Stockholders Equity	$(5,520)	$(2,800)	$(8,320)	$(8,320)

Tax Provision - Iron Curtain	$(5,520)	$(8,320)	$—	$—
Tax Provision - Rollover	$(5,520)	$(2,800)	$8,320	$5,520

Total Other Current Assets	$100,927	$103,334	$76,794	$76,794
Total Current Assets	$328,963	$267,412	$286,685	$286,685
Total Goodwill	$2,219,833	$2,251,784	$2,296,374	$2,296,374
Total Assets	$4,272,675	$4,227,655	$4,349,076	$4,349,076
Total Liabilities	$3,498,570	$3,456,754	$3,521,545	$3,521,545
Total Other Long-Term Liabilities	$426,468	$424,113	$447,066	$447,066
Total Stockholder’s Equity	$774,105	$770,901	$827,531	$827,531
Earnings(Loss) from Continuing Operations before income tax	$(38,482)	$(12,137)	$66,188	$54,051
Earnings (Loss) from Continuing Operations	$(36,462)	$(12,437)	$53,538	$41,101
Net Earnings (Loss)	$(37,150)	$(7,458)	$53,256	$45,798

Adjusted EBITDA	$104,369	$82,140	$134,723	$216,863

Impact using Iron Curtain Method
Other Current Assets	-32.90%	-32.13%	0.00%	0.00%
Current Assets	-10.09%	-12.42%	0.00%	0.00%
Goodwill	1.42%	1.40%	0.00%	0.00%
Total Assets	-0.04%	-0.04%	0.00%	0.00%
Total Liabilities	0.21%	0.13%	0.00%	0.00%
Other Long Term Liabilities	1.70%	1.07%	0.00%	0.00%
Stockholder’s Equity	-0.71%	-0.36%	0.00%	0.00%
Earnings(Loss) from Continuing Operations before income tax	0.00%	0.00%	0.00%	0.00%
Earnings (Loss) from Continuing Operations	15.14%	66.90%	0.00%	0.00%
Net Earnings (Loss)	14.86%	111.56%	0.00%	0.00%
Cash Flows from Operating Activities	0.00%	0.00%	0.00%	0.00%
Adjusted EBITDA	0.00%	0.00%	0.00%	0.00%
Annualized EBITDA	0.00%	0.00%	0.00%	0.00%

Impact using Rollover Method
Note: Balance Sheet Calculations Assumed to be Same
Earnings(Loss) from Continuing Operations before income tax	0.00%	0.00%	0.00%	0.00%
Earnings (Loss) from Continuing Operations	15.14%	22.51%	15.54%	13.43%
Net Earnings (Loss)	14.86%	37.54%	15.62%	12.05%

Impact on Estimated 2013 Annual Results (ASC 250-10-45-27 & 270-10-45-16 and APB 28, para. 29) and Results for the Nine-Months Ended September 30, 2013

	Estimated Twelve
	Months Ended	Estimated Nine Months
	December 31, 2013 (a)	ended 9/30/13 (a)
Out of Period Adjustment	$(5,520)	$(5,520)

Earnings from Continuing Operations before income tax	$106,552	$95,690
Earnings from Continuing Operations	$86,752	$79,315
Net Earnings	$91,368	$83,931
Adjusted EBITDA	$418,839	$319,216

Earnings from Continuing Operations before income tax	-4.9%	-5.5%
Earnings from Continuing Operations	-6.0%	-6.5%
Net Earnings	-5.7%	-6.2%
Adjusted EBITDA	0.0%	0.0%

(a)   Based on current forecast

TREND ANALYSIS

	From Inception
	8/31/2012	Three Months	Three Months	Six Months
	to	Ended	Ended	Ended
in thousands (000’s)	12/31/2012	3/31/2013	6/30/2013	6/30/2013

As Reported (1)
Revenue	$811,492	$577,802	$762,665	$1,340,467
Operating Income	11,469	19,542	77,849	97,391
Earnings (loss) from continuing operations before income taxes	(38,482)	(12,137)	66,188	54,051
Income Tax Provision (Benefit)	(2,020)	300	4,330	4,630
Earnings (loss) from continuing operations	$(36,462)	$(12,437)	$61,858	$49,421
Earnings (loss) from discontinued operations, net of taxes	$(688)	$4,979	$(282)	$4,697
Net earnings (loss)	$(37,150)	$(7,458)	$61,576	$54,118

As Corrected
Revenue	$811,492	$577,802	$762,665	$1,340,467
Operating Income	11,469	19,542	77,849	97,391
Earnings (loss) from continuing operations before income taxes	(38,482)	(12,137)	66,188	54,051
Income Tax Provision (Benefit)	3,500	3,100	12,650	12,950
Earnings (loss) from continuing operations	$(41,982)	$(15,237)	$53,538	$41,101
Earnings (loss) from discontinued operations, net of taxes	$(688)	$4,979	$(282)	$4,697
Net earnings (loss)	$(42,670)	$(10,258)	$53,256	$45,798

(1)   The June 2013 numbers have not been reported. For purposes of this analysis, we reflected the adjustments in the June 2013 quarter.

Notes:

•      The out of period adjustments do not affect the trend in earnings from continuing operations or Net Earnings (loss)

•      Assumes recording adjustment in current period (rollover method). If iron curtain method used for March 2013 (reflecting a $8,320 adjustment vs. $2,800) there still would be no change in the trend in earnings (loss).

•                                          Based on the Company’s analysis, it has concluded that the corrections to increase goodwill and the valuation allowance are not material to any periods reported subsequent to the Merger. The corrections affect the balance sheet as well as the indirect effects on the tax provision for the periods following the acquisition.

•                                          Note that for the period from August 31, 2012 to September 27, 2012 (4 week Successor period), the Company was in the measurement period for push down accounting. Thus the Company has not evaluated the impact of the adjustments for the successor period ended September 27, 2012.

•                                          The corrections, while large from a percentage standpoint, with respect to certain metrics, are qualitatively immaterial. The Company’s revenues for the successor period ended December 31, 2012 were $811 million, while they were $1.34 billion for the 6 months ended June 30, 2013. The Company’s key performance related metric is Adjusted EBITDA. This metric is commonly used in its industry. The corrections did not change reported Adjusted EBITDA for any period.

•                                          The Company’s business is seasonal and results are dependent on the popularity of available films at any given point. Normally, the Company has higher attendance in the summer and the year end “holiday” periods. Many times film studios release what they expect to be their more popular films for exhibition during these periods. Thus reported results can and do fluctuate. This seasonal nature can lead to some periods with essentially breakeven operations such as the successor period ended December 31, 2012 and the first quarter of 2013. For the three months ended June 30, 2013, the Company reported earnings from continuing operations before taxes of $66.2 million. The Company has evaluated the out of period corrections that have been recorded in the second quarter of 2013 and compared these reported amounts to what would have been reported if no errors had been made. The Company did not note any material changes to its business trends or reported results that would be materially different given the corrections made. In other words, the Company’s evaluation of the errors is that they are not material to understanding the key metrics investors focus on when evaluating its financial position or operating results.

There is no impact on cash flows other than the offsetting changes to net income and changes in deferred taxes within cash flows from operations.

Other qualitative items to consider are as follows:

•                                         The primary measure of results for the Company and the theatrical exhibition industry is Adjusted EBITDA. The Company has supplementally provided to the Staff analyst reports from two of the Company’s industry peers highlighting Adjusted EBITDA as the key performance indicator for the Company’s industry. The valuation allowance analysis did not impact Adjusted EBITDA as a result of any adjustment and the adjustment is non-cash. The adjustments do not affect any important metric routinely followed the investment community. Historically the Company’s only publicly traded securities were the debt securities of its wholly-owned subsidiary, AMC Entertainment Inc., as such cash and ability to service debt obligations is most important. The adjustments involve deferred tax accounting corrections made following the Merger and do not change any operating trends, cash flows or future cash flows. The Company has been transparent with the adjustments and the applicable disclosures. Since the adjustments do not impact any key metrics, affect overall business performance and have been adequately disclosed, an investor would not need these adjustments to be restated in order to make investment decisions about the Company.

•                                         AMC Entertainment Inc. has public debt outstanding. Income taxes are excluded for purposes of the Company’s debt covenant calculation. The impact of the adjustments did not have an impact on the Company’s debt covenant compliance, or any other key performance indicator.

•                                         There was no impact to Earnings from Continuing Operations before Income Taxes

•                                         There was no impact on the reported cash flows for any period

•                                         The Company has a significant amount of Net Operating Loss Carryforwards available to offset taxable income and as a result, taxes have not been a focus area for investors. These adjustments do not have any cash tax consequences.

•                                         The important tax related matters to the Company’s investors, both debt and Wanda, are cash taxes, which are largely limited to certain state obligations, and NOL carryforwards and how this asset may be used to enhance future liquidity. Corrections noted do not impact cash taxes or NOL’s. The Company’s ability to use NOL’s in the future will be driven by generating income. The Company continues to have a large amount of NOL’s available to utilize against future income.

In regard to the total mix of information available and disclosed (as described in SAB 99) the Company does not believe that the adjustments would be particularly relevant or change the investment decisions of its investors. The increase to goodwill and the valuation allowance is very immaterial from a balance sheet perspective. The provision correction is not material because investors that follow the Company’s business and industry, focus on Adjusted EBITDA which does not change. As such, management does not believe the known misstatement would result in a significant positive or negative market reaction.  To determine if there was any market reaction to the Company’s out of period disclosure, the Company looked at valuations of its outstanding public debt a few days before and after the Company filed its Form 10-Q for the quarterly period ended June 30, 2013 which was filed on August 13, 2013.  The Company compared its valuations to its two largest industry peers noting no movement inconsistent with the market changes in interest rates as noted in the following table:

AMC ENTERTAINMENT HOLDINGS INC.

Comparison of Debt Securities with Peers

	Bid Price	Bid Price	Difference
Debt Securities	8/9/2013	8/16/2013	Amount	Percentage

AMC Entertainment Inc.
8.75 % Senior Notes due 2019	108.00	107.50	(0.50)	-0.46%
9.75% Sr. Sub Notes due 2020	113.79	113.00	(0.79)	-0.69%
Term Loan B due 2020	100.25	100.13	(0.12)	-0.12%
Industry Peer #1
7.379% Sr. Sub Notes due 2021	108.50	107.00	(1.50)	-1.38%
5.125% Sr. Notes due 2022	95.00	93.00	(2.00)	-2.11%
4.875% Sr. Notes due 2023	93.75	91.50	(2.25)	-2.40%
Term Loan B due 2019	100.50	100.63	0.13	0.13%
Industry Peer #2
8.625% Sr. Notes due 2019	108.00	107.00	(1.00)	-0.93%
9.125% Sr. Notes due 2018	110.25	109.00	(1.25)	-1.13%
5.75% Sr. Notes due 2023	96.00	94.00	(2.00)	-2.08%
5.75% Sr. Notes due 2025	94.50	92.00	(2.50)	-2.65%
Term Loan B due 2017	100.50	100.38	(0.12)	-0.12%

10 year Treasury Rate	2.57	2.84	0.27	10.51%

Notes

•                                           AMC Entertainment Inc. filed it’s Form 10Q for the quarterly period ended June 30, 2013 on August 13, 2013.

•                                          The Bid Price is the price for which a security purchaser has indicated they are/were willing to pay for the purchase of a security on the quote date.

•                                          AMC receives pricing quotes on the Friday of each week.

The non-cash tax correction to the net earnings (losses) does not impact overall earnings trends, has been disclosed and the Company’s believes is not material. In addition, this does not impact the Company’s debt covenant calculations as the impact of taxes are excluded from the calculation, a relevant point to the Company’s debt investors.

The Company considered the factors noted in SAB #99 that might indicate a quantitatively small misstatement is material to the financial statements as follows:

SAB #99 Points	Response
• Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate

The adjustment relates to a technical application of ASC 740 related to the valuation allowance for deferred taxes. While the ultimate accounting did not involve significant amounts of estimation, the Company’s review of the accounting indicated that the area was complex.

• Whether the misstatement masks a change in earnings or other trends

The Company would have continued to report losses or earnings as the case may be in each period. The misstatements do not mask a change in earnings or other trends. Changes in reported net earnings (losses) amounts are large percentage wise, but both qualitatively and qualitatively immaterial give the size, scope and seasonality of the Company’s business. In addition, Adjusted EBITDA, one of the Company’s other key performance metrics, was not impacted as a result of the adjustments.

• Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise

The Company is not an SEC registrant and the Company’s wholly owned subsidiary, AMC Entertainment Inc., is an SEC registrant as a result of public debt. A key metric for the Company is Adjusted EBITDA. None of the adjustments had any impact on Adjusted EBITDA. In addition, covenants related to its public debt would not be impacted by these non-cash adjustments. Finally, analysts do not follow AMC routinely and no analyst expectations were made during these periods.

• Whether the misstatement changes a loss into income or vice versa	Based upon the analysis, there would be no change of a loss into income or vice versa.

• Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability

The deferred tax asset valuation allowance analysis does not concern a segment or other portion of the business that has been identified as playing a significant role in the registrant’s operations or profitability. The Company’s tax profile and large NOL carryforward position has been routinely disclosed in the Company’s filings. Adjustments required as a result of these corrections do not change the Company’s tax profile or impact any meaningful performance indicators.

• Whether the misstatement affects the registrant’s compliance with regulatory requirements	The deferred tax asset valuation allowance would not impact the Company’s compliance with any regulatory requirements.

• Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirement

The deferred tax asset valuation allowance analysis does not affect the Company’s compliance with any loan covenants or other contractual requirements. The Company’s loan agreements indicate that all income taxes are excluded from Consolidated EBITDA when calculating its covenant ratios.

• Whether the misstatement has the effect of increasing management’s	The deferred tax asset valuation allowance analysis would not impact management’s compensation for compensation — for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation purposes of any additional compensation. In the calculation of net profit for purposes of the Management Profit Sharing Plan, the effects of purchase accounting (push down accounting) are excluded in the calculation of the MPSP.

• Whether the misstatement involves concealment of an unlawful transaction.	The deferred tax asset valuation allowance does not conceal an unlawful transaction.

The out-of-period correction also does not introduce qualitative factors that would indicate that the error is material. The Company reviewed all factors included in SAB 99 and determined that these are not applicable (as described above). Further, the Company did not identify any additional qualitative factors that would indicate that the error is material.

KPMG, the Company’s external auditor, reviewed its analysis of the adjustment, and performed an independent analysis and concurs with the Company’s conclusion. In addition, the Company had the assistance of tax personnel to review the adjustments being proposed for completeness and accuracy and consulted with an outside third party expert, Richard Peterson of Financial Reporting Advisors, regarding the correction and the Company’s disclosures. The Company reviewed and summarized quantitative impacts of the uncorrected differences on the prior periods noted above; the Company additionally considered the relevant qualitative factors to determine whether any factors existed that could potentially render any quantitatively immaterial amounts, material.

The impact of the corrections do not change any important criteria used to evaluate the Company’s business performance or any that it commonly used to evaluate results within the Company’s industry. In evaluating the adjustments, the Company considered the size and scope of its operations, trends in business performance and the impact of seasonality associated with its business. The Company also considered the absolute size of the corrections made and other qualitative factors. In other words, the Company considered whether the corrections significantly altered the total mix of information available to an investor. The Company does not believe that they do.

Based on the guidance in SAB 99 and APB 28, paragraph 29, the Company concluded that the effect of the adjustments in the second quarter of FY 2013 do not materially misstate the financial statements for any period subsequent to the Merger in August 2012.  Based upon the Company’s current best estimate of net earnings for FY 2013, the Company believes the impact of the out of period adjustment of $5.5 million, will be approximately 5% to 6% for the current year.  AMC Entertainment Inc. has provided transparent disclosures of the nature and amounts of the immaterial corrections recorded in the second quarter of 2013.

The Company has discussed and received concurrence for this treatment with its audit committee (August 5, 2013). In addition, the Company has reviewed these matters with its outside counsel (Weil, Gotshal & Manges LLP), its General Counsel and its external auditors, KPMG, after the Company’s local engagement team consulted with KPMG’s national office.

Note 2. Merger, page F-9

53.                               We note that management determined that an increase to the valuation allowance at the date of the Merger was necessary to provide for deferred tax assets that more likely than not will not be realized. The out of period adjustment increased reported goodwill by $31,463,000, decreased other current assets by $33,200,000 and decreased other long-term liabilities by $1,737,000 as of June 30, 2013. Please tell us and revise your disclosures to describe the facts and circumstances that contributed to these adjustments to the purchase price allocation. As part of your response, please discuss any significant changes in assumptions or facts and circumstances considered by management and the independent valuation specialist that resulted in these adjustments. Also, please explain in detail why you did not consider it necessary to revise your consolidated balance sheet as of December 31, 2012 to reflect these revisions to the purchase price.

During the second quarter of 2013, the Company became aware of errors in the income tax accounting related to the Merger. The identified errors resulted from not considering scheduling effects of reversing temporary differences correctly, which resulted in (1) reporting deferred tax assets without a valuation allowance, (2) recording a tax benefit for changes in the valuation allowance determined based on incorrect tax scheduling and (3) netting DTA’s against DTL’s in the indefinite lived column. The net effect of correcting these errors increased both goodwill and the recorded valuation allowance by $31.4 million at December 31, 2012. As a proof, the Company determined the corrected amount of net deferred tax liabilities that should have been recorded at December 31, 2012 after giving consideration to the nature of the temporary differences. This corrected amount of required DTL at December 31, 2012 totaled approximately $48 million. Since the Company is in a 3-year cumulative loss position at December 31, 2012, all DTAs are either supported by reversals of appropriately scheduled DTLs or have a full valuation allowance. The corrected net DTL is equal to the tax effect of the total indefinite lived assets at this date. Initially some benefits attributed under a tax planning strategy were incorrectly considered when the DTL for existing taxable temporary differences was determined and scheduled subsequent to fair value adjustments following the Merger.

Management has evaluated the materiality of the balance sheet and income statement effects of these errors and this information is set forth in response to comment #52 noted above. The Company respectfully submits that for the reasons cited in response to comment #52, it believes the impact on the balance sheet related to this error is immaterial and it has fairly disclosed the corrections in its out of period disclosures.

Note 12 — Corporate Borrowings, page F-23

54.                               Given the significant changes in your debt obligations that have occurred during the six months ended June 30, 2013, please revise Note 12 to include a table disclosing the components of your long-term debt obligations at June 30, 2013.

In response to the Staff’s comment, the Company has revised Note 12 to include a table disclosing the components of its long-term obligations as of June 30, 2013.

AMC Entertainment Holdings Audited Financial Statements

Note 2-Acquisition, page F-44

55.                                Please revise Note 3 to disclose the number of shares acquired by both Wanda and the members of management in exchange for consideration of $700,000,000 and $1,811,000, respectively, and explain how the purchase price paid by management was determined.

The Company has revised the disclosure on page F-47 in response to the Staff’s comment.

56.                               We note from the disclosure included in the first paragraph on page 118 and elsewhere in the filing that in connection with the merger agreement, $35 million of consideration otherwise payable to the equity holders was deposited into an Indemnity Escrow Fund and $2.0 million otherwise payable to the equity holders was deposited into an account designated by the Stockholder Representative. We also note that on or following the Escrow Termination Date, and the release of all amounts remaining in escrow, certain amounts may be paid to your executive officers. Please tell us and explain in the notes to your financial statements the terms and conditions under which the amounts held will be released from escrow and the date on which the release is expected to occur. Also, please tell us and explain in the notes to your financial statements how the amounts placed in escrow in connection with the merger transaction have been accounted for in the financial statements. Additionally, if the amounts placed in escrow were recognized as part of the purchase price, please explain why you believe this treatment is appropriate.

The $35.0 million of consideration previously deposited in the Indemnity Escrow Fund, which was established to cover any indemnity claims by Wanda against the sellers (former owners) relating to their representations, warranties and covenants in connection with the Merger, was released in full on April 3, 2013. There were no indemnity claims made. Further, the $2.0 million previously deposited in an account designated by the Stockholder Representative, which account was established to cover post-merger closing de minimis taxes and administrative fees and expenses, has also been released in full. On April 15, 2013, after net of such taxes, fees and expenses, $1.6 million was released back to the selling stockholders, including members of management. The Company accounted for the entire $701.8 million as purchase price, which included the amounts placed in escrow because the Company believed any contingencies requiring escrow were remote and that the amounts would be paid out subsequently. The Company has revised the disclosure on page F-9 in response to the Staff’s comment.

57.                               Based on the purchase price allocation disclosed on page F-45 of the financial statements, it appears that a write-up to fair value was recognized for property acquired in the acquisition transaction. Please tell us the amount of the fair value adjustment that was recognized as a result of the merger transaction. In a related matter, please explain why no pro forma adjustment to depreciation and amortization for the revised depreciation expense associated with property, plant and equipment has been reflected in the pro forma statement of operations for 2012 included on page 43 of the registration statement.

The Company respectfully advises the Staff that the amount of the write up to fair value for property, net in the final purchase price allocation as disclosed on F-10 of the Company’s interim financial statements was $176,118,000. Prior to the Merger, the remaining useful lives of the Company’s leasehold improvements were limited to the remaining term of the base lease as the exercise of renewal periods in the lease were not considered to be reasonably assured at that time. Subsequent to the Merger, the Company has followed the guidance in ASC 805-20-35-6 which indicates leasehold improvements acquired in a business combination shall be amortized over the shorter of the useful life of the assets or a term that includes required lease periods and renewals that are deemed to be reasonably assured at the date of acquisition. At the date of the Merger the Company evaluated all of its leases to determine those where the exercise of renewal periods was reasonably assured. As a result of this analysis the Company increased the remaining useful lives that were utilized prior to the Merger and that had been limited by the base lease term in many instances to reflect the remaining useful lives of the leasehold improvements. Because the Company increased the carrying value of its property, net and increased the amortization period for useful lives, the pro forma impact to property, net was not significant. The Company has included these discussions in its MD&A for the six month interim periods, in its discussion of fluctuations in depreciation & amortization and in Note 5-Property to its audited Consolidated Financial Statements included in the Registration Statement.

58.                               We note from the purchase price allocation included on page F-10 of the financial statements that only $246,507 or less than 10% of the purchase price has been allocated to identifiable intangible assets in connection with the merger transaction. Please explain in further detail why such a small portion of the purchase price was allocated to identifiable intangibles acquired as part of the merger. As part of your response and your revised disclosure, please explain in further detail how you calculated or determined the amounts recognized in your financial statements for each category of intangible assets that were recognized, including the NCM tax receivable agreement.

The Company has revised Note 2-Merger on F-11, F-12, F-50 and F-51 to explain the $246,507,000 allocation of purchase price to identifiable intangible assets in connection with the Merger. The Company has also revised these disclosures to explain in further detail how it determined the amounts recognized in its financial statements for each category of intangible assets that were recognized, including the NCM tax receivable agreement.

59.                               In a related matter, please revise Note 3 to include a more robust disclosure of the qualitative factors that make up the goodwill recognized such as expected synergies from combining operations of the acquire and acquirer, intangible assets that do qualify for separate recognition or other factors. Refer to the disclosure requirements outlined in ASC 805-30-50.

The Company has revised Note 3 to include a more robust disclosure of the qualitative factors that make up the goodwill recognized for the Rave acquisition.

60.                               Please tell us and revise Note 2 to explain how you calculated or determined the fair value of the liability recognized for credit card, package tickets and the loyalty program liability and the deferred revenues associated with the exhibitor services agreement with NCM.

In response to the Staff’s comment, the Company has revised Note 2-Merger on F-12 and F-51 to explain how it determined the fair value of the liability recognized for gift cards, packaged tickets and the loyalty program.

The Company determined fair value for the gift cards and packaged tickets by removing the amount of unrecognized breakage income that was included in the deferred revenue amounts prior to the Merger. The Company made purchase accounting adjustments to reduce its deferred revenues for packaged tickets by $24,859,000 and gift cards by $7,441,000 such that the Company would recognize a normal profit margin on its deferred revenues for the future redemptions of the sales that occurred prior to the Merger. The Company did not make any fair value adjustments to its deferred revenues related to AMC Stubs as a result of the Merger because deferred revenues for the annual memberships require performance by AMC in the future and there was not sufficient historical data to estimate amounts of future breakage for AMC Stubs rewards. AMC Stubs vested rewards expire after 90 days if unused and AMC Stubs progress rewards expire to the extent members do not renew their annual membership.

Note 3 — Acquisition, page F-48

61.                               We note from the disclosure in the first paragraph on page F-48 that the merger transaction on August 30, 2012 triggered the payment of an aggregate of $32,340,000 for success fees to financial advisors, bond amendment consent fees, professional and consulting fees, payments for cancellation of stock-based compensation and management success bonuses that were contingent on the consummation of the Merger. We also note that you determined that your accounting policy for any cost triggered by the consummation of the Merger was to recognize the cost when the Merger was consummated and accordingly these fees have not been recorded in the consolidated statement of operations for the predecessor period since that statement depicts the results of operations just prior to the consummation of the transaction. We further note that since the successor period reflects the effects of push-down accounting, these costs have also not been recorded as an expense in the successor period but the costs were reflected in the purchase accounting adjustments which were applied in arriving at the opening balance of the Successor. Please tell us and revise page F-48 to explain the specific nature and amounts of the $32,340,000 of costs described on page F-48 and explain how the various cost components were calculated or determined. Also, please note that pursuant to the guidance outlined in ASC 805 -10-30-25-23, acquisition-related costs should be reflected as expenses in the periods in which the costs are incurred. Accordingly, we do not believe that the fact that push-down accounting was applied in your financial statements provides a basis or rationale for not reflecting these costs as expenses in your financial statements. Accordingly, please revise to reflect such costs as expenses in your financial statements in the periods in which the costs were incurred pursuant to the guidance in ASC 805-10-30-25-23 or explain in detail why you do not believe this is required.

The Company respectfully advises the Staff that the $32.3 million of contingent transaction costs it disclosed are comprised of the following items;

•      $20 million - contingent transaction fees to investment banks

•      $6 million - contingent management bonuses

•      $3.1 million - unrecognized stock compensation associated with unvested restricted stock awards

•      $2.4 million - bond amendments fees due upon transaction consummation

•      $0.8 million - contingent professional fees (attorneys)

The terms of each of the transaction costs noted above was that payment was contingent on the consummation of the Merger.  The Company disclosed the total amount paid under these contingent arrangements, the nature of the groups receiving such payments, disclosed its policy election for these types of costs and how these costs had been recorded.

The Company notes the Staff’s observation that ASC 805-10-25-23 requires that transaction costs be charged to expense as incurred.  The Company respectfully submits that its accounting is consistent with that guidance because the costs were not yet incurred in the financial statements depicted in the predecessor period.

The Company believes that the recognition trigger for costs that are contingent on consummation of a business combination are when the costs are probable and estimable.  The Company looked to the guidance in ASC paragraphs 805-20-55-50 and 55-51 to determine when that trigger is met.  This particular accounting guidance addresses the timing for recognizing the costs of a curtailment loss contingent on a business combination being consummated.  It states that such costs “… should not be recognized when it is probable that the business combination will be consummated; rather it shall be recognized when the business combination is consummated.” (emphasis added) Even though the Company’s particular costs are not related to a curtailment loss, the guidance is still relevant because the recognition threshold for curtailment losses is when they are probable and estimable (see ASC 715-30-35-94), the same recognition threshold as for other contingent liabilities in Subtopic 450.  Since the financial statements prior to the acquisition depict the results up to but not on or after consummation they are not yet incurred and, therefore, the Company concluded that the guidance referred to above supports not recording the costs in the predecessor period.  Since push down accounting was applied, the costs also do not appear as an expense in the successor period.

The Company understands that practice is mixed on this point.  The Company’s research indicated other registrants have used the same policy the Company chose to apply for similar contingent deal related costs and that others have recognized contingent costs in the predecessor period notwithstanding the guidance in ASC paragraphs 805-20-55-50 and 55-51.  Because of that diversity in practice and because of the significance of the costs, the Company provided transparent disclosure of the nature and amount of the costs.

Note 4 — Discontinued Operations, page F-49

62.                               We note the disclosure on page F-49 which indicates that you recorded gains, net of lease termination expense, on the disposition of seven Canada theatres and one United Kingdom theatre of approximately $39,000,000 primarily due to the write-off of long-term lease liabilities extinguished in connection with the sales and closure. Please explain to us in further detail how you calculated or determined the amount of the gain recognized in connection with the sale and closure of these theaters. As part of your response, please indicate the nature and terms of your long-term leasing arrangements for these theatres and explain how you were relieved of such obligations as a result of your sale or closure of the theatres. We may have further comment upon review of your response.

The Company calculated the gain on sale and closure of its theatres in Canada and in the UK as follows:

Proceeds from sale of UK theatre	$395,000
Proceeds from sale of Canada theatres	1,472,000
Cash payment for closure of Canada theatre	(7,562,000)

Net Cash Payment	$(5,695,000)

Fixed asset write offs	(1,885,000)
Recognition of Cumulative Translation Losses in AOCI	(11,069,000)
Legal & Professional fees	(1,582,000)

Operating Lease Liabilities:
Deferred rent write off	14,848,000
Unfavorable lease write off	31,099,000
Deferred gain write off	13,666,000

Gain on Sale net of lease termination expense	$39,382,000

The Company operated all of the UK and Canada theatres pursuant to long-term operating lease agreements with original terms of 20 years. In connection with the sales of these theatres, the buyers assumed responsibility under the operating lease agreements and the Company was relieved of its legal obligation for future payments under the lease agreements. For the theatre that was closed, the Company paid the landlord $7,562,000 to terminate its obligation under the lease at the date of closing.

The Company has recorded a significant amount of operating lease liability for these locations in connection with previous fair value accounting in 2004 for the unfavorable leases of $31,099,000 for 4 of the locations that were disposed. The Company also has recorded $14,848,000 of deferred rent for these operating leases to reflect future escalations in minimum rentals. Gains related to failed sale lease back transactions of $13,666,000 where the Company’s prohibited form of continuing involvement was cured subsequent to 2004 (allowing the Company to remove the leased asset and related financing lease liability from its books) were deferred and amortized to rent expense over the remaining lease term. These theatres had performed poorly and their assets had been significantly impaired and or recorded at minimal amounts of fair value which contributed to the deferred gains recorded related to the sale leaseback transaction.

Note 7. Investments, page F-52

NCM Transactions, page F-54

63.                               We note from the disclosure on page F-57 that prior to the Merger on August 30, 2012, distributions received under the tax receivable agreement from NCM, Inc. were recorded as additional proceeds received related to the Tranche 1 or 2 investments and were recorded in earnings in a similar fashion to the proceeds received in the NCM, Inc. IPO and the receipt of excess cash distributions. We also note that following the date of the Merger, you recognized an intangible asset of $20,900,000 as the fair value of the tax receivable agreement which is amortized on a straight-line basis over the remaining life of the ESA. We also note that cash receipts from NCM, Inc. under the tax receivable agreement are now recorded to the investment income account. Please tell us and explain in Note 7 why cash receipts under the tax receivable agreement are now being recorded in investment income rather than as a component of equity in earnings (losses) consistent with the prior treatment.

In response to the Staff’s comment, the Company revised Note 7 to explain why cash receipts under the tax receivable agreement are now recorded in investment income rather than as a component of equity in earnings (losses) consistent with the prior treatment.

Prior to the Merger the Company did not have any carrying value related to the NCM tax receivable agreement and the majority of its Tranche 1 investment in NCM was recorded at $0. In connection with push down accounting as required by the Merger the Company recorded an amortizable intangible asset in the amount of $20,900,000 related to the NCM tax receivable agreement. Because the Company established a separate asset apart from its equity method investment in NCM that derives all of its fair value from the expected future payments under the NCM tax receivable agreement, the Company will account for the cash receipts under the NCM tax receivable agreement separately from its equity method investment in NCM. Prior to the Merger the majority of the Company’s investment in NCM was recorded at a carrying value of $0 and subsequent to the Merger the Company increased the carrying value from $72,323,000 to a fair value of $250,155,000. As both the NCM tax receivable agreement and investment in NCM were separately recorded at fair value as a result of the Merger, the Company will account for the NCM tax receivable agreement intangible amortization and NCM tax receivable agreement cash receipts separately as components of investment income and the Company will account for its share of earnings in NCM and distributions of their earnings following the equity method.

Note 9. Corporate Borrowings, page F-65

64.                               We note the disclosure in the last paragraph on page F-67 which indicates that you entered into a waiver and fourth amendment to your Senior Secured Credit Facility on July 2, 2012. Please tell us and revise Note 9 to disclose the nature and amounts of any costs incurred in connection with this waiver and amendment to your credit facility. As part of your response and your revised disclosure, you should also explain how these costs were accounted for in your financial statements and the basis or rationale for the treatment that was used.

In response to the Staff’s comment, the Company has revised Note 9 to disclose the nature and amounts of the costs incurred in connection with the waiver and amendment to its credit facility.

In connection with the waiver and fourth amendment discussed above, the Company paid consent fees to lenders equal to 0.25% of the sum of the revolving credit commitment of such consenting lender and the aggregate outstanding principal amount of term loans held by such consenting lender. The Company made total consent fee payments to lenders for the fourth amendment of $2,256,000 and recorded them as deferred charges to be amortized as an adjustment to interest expense over the remaining term of the related term loan or revolving credit facility. The Company recorded deferred charges for the consent fees of $438,000 on the Revolving Credit Facility pursuant to ASC 470-50-40-21 and recorded deferred charges of $1,108,000 for the Term Loan due 2016 and $710,000 for the Term Loan due 2018 pursuant to ASC 470-50-40-17b.

65.                               We note the disclosure on page F-70 which indicates that the fair value of the Notes due 2020 was adjusted to fair value in connection with the merger and as a result, a premium of $63,000,000 was recorded and will be amortized to interest expense over the remaining term of the notes. Please tell us and revise note 9 to explain in further detail how you calculated or determined the fair value of the Notes due 2020 and the related premium recognized in connection with the Merger transaction.

The Company has revised Note 9 on F-75 to explain in further detail how it determined the fair value of its debt and the related increase in its fair value in connection with the Merger.

Quoted market prices were used to estimate the fair value of the Company’s Notes due 2019 (Level 2) at the date of the Merger. The Company determined the premium for the Notes due 2019 as the difference between the fair value of the Notes due 2019 and the principal balance of the Notes due 2019.

Quoted market prices were used to estimate the fair value of the Company’s Notes due 2020 (Level 2) at the date of the Merger. The Company determined the premium for the Notes due 2020 as the difference between the fair value of the Notes due 2020 and the principal balance of the Notes due 2020.

Note 10- Stockholders’ Equity

Stock-Based Compensation, page F-71

66.                                We note the disclosure on page 72 which indicates that upon the change of control as a result of the Merger, all of the stock options and restricted stock interests under both the amended and restated 2004 Stock Option Plan and the 2010 Equity Incentive Plan were cancelled and holders received payments aggregating approximately $7,035,000. Please tell us and explain in Note 10 how you accounted for these payments in your consolidated financial statements. If no expense was recognized in your financial statements as a result of the cash settlement of these awards, please explain in detail why you believe this treatment is appropriate. Your discussion of this matter on page 52 of MD&A should be similarly revised.

The Company has revised its disclosures on pages 55 and F-79 to explain how it accounted for payments aggregating approximately $7,035,000 made to holders of stock options and restricted stock interests under both the amended and restated 2004 Stock Option Plan and the 2010 Equity Incentive Plan. The Company had previously recognized stock-based compensation expense of $3,858,000 related to the stock options and restricted stock interests discussed above. The Company did not recognize an expense for the remaining $3,177,000 of unrecognized stock-based compensation expense as the payment for the stock options and restricted stock interests was part of the $32,340,000 of fees triggered by the Merger and as discussed in Note 2-Merger to the Company’s audited consolidated financial statements included in the Registration Statement. Please see the response to comment #61 which provides further explanation of the Company’s policy with regard to the payment of fees triggered by the Merger.

Note 20 — Supplemental Financial Information (Unaudited) Consolidated Statements Of Operations by Quarter

67.                                Please revise to clearly blackline the results of operations for the predecessor and successor periods. Also, please revise to disclose the nature and amounts of any material unusual items that impacted your results of operations for the quarterly periods presented. Refer to the guidance outlined in Item 302(a)(3) of Regulation S-K.

The Company has revised F-106 and F-107 to clearly blackline the results of operations for the predecessor and successor periods. The Company has also revised F-107 to disclose the nature and amounts of any material unusual items that impacted its results of operations for the quarterly periods presented.

Digital Cinema Implementation Partners, LLC Financial Statements

Consolidated Statements of Cash Flows, page F-135

68.                               We note from the supplemental schedule of non-cash investing and financing activities that a non-cash contribution from members in the amount of $50,724 was received during 2010. Please tell us and revise the notes to the financial statements to explain the nature of this non-cash contribution and explain how it was valued by you upon your receipt.

The Company respectfully advises the Staff that in March 2010, the founding members of DCIP contributed $50,724,000 of previously installed digital systems, such systems were recorded at fair value based on an independent appraisal performed by Mesirow Financial, who was engaged by DCIP.

It was determined that none of the founding members had control of DCIP at the contribution date, each having a one-third equity interest in DCIP. Accordingly, the non-cash contribution was recorded by DCIP at fair value, rather than at the contributors’ carrying amounts.

For purposes of determining control, the definition in ASC 850-10-20 was used. In ASC 850-10-20, control is defined as “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of an entity through ownership, by contract, or otherwise.”

In response to the Staff’s comment, the Company has revised the disclosure on page F-150.

National CineMedia LLC Financial Statements

Note 11. Derivative Instruments and Hedging Activities, page F-125

69.                                We note the disclosure in Note 11 indicating that in connection with the termination of certain interest rate swap agreements during 2012, you paid approximately $40.2 million and $23.2 million in breakage fees in April 2012 and November of 2012. Please tell us and explain in Note 11 how you accounted for the payment of these breakage fees in your financial statements.

The breakage fees of $40.2 million and $23.2 million paid in April 2012 and November 2012, respectively, represented the settlement of NCM LLC’s loss position on its interest rate swap agreements. At each of these dates, the swaps were terminated with NCM LLC in a loss position and therefore, NCM LLC paid its counterparties the outstanding amounts due based upon the fair market value on that date.

NCM LLC accounted for the $40.2 million payment in April 2012 by recording a loss on swap terminations of $26.7 million in the Statements of Income, which related to swaps that hedged the interest payments on debt that was paid off during NCM LLC’s refinancing. Since those future interest payments were no longer probable of occurring, NCM LLC discontinued hedge accounting and immediately reclassified the balance in Accumulated Other Comprehensive Income (“AOCI”) of $26.7 million into earnings.

NCM LLC considered the guidance in ASC 815-20-25-15(b), which states that one of the conditions in which a forecasted transaction is eligible for designation as a hedged transaction in a cash flow hedge is that the occurrence of the forecasted transaction is probable, and, further, NCM LLC considered the guidance in ASC 815-30-40-5 which states that when the forecasted transaction will not occur, the derivative instrument gain or loss reported in AOCI shall be reclassified into earnings immediately.  The remainder of the breakage fees was for swaps in which the underlying debt remained outstanding. The balance in AOCI related to these swaps was frozen and is being amortized into earnings over the remaining life of the original interest rate swap agreement, or February 13, 2015, as long as the debt remains outstanding. The amortization expense was included in the Change in Derivative Fair Value in the Statements of Income. NCM LLC considered the guidance in ASC 815-30-35-38, which states that amounts in AOCI shall be reclassified into earnings in the same period or periods during which the hedged forecasted transaction affects earnings.

The $23.2 million payment in November 2012 was for the termination of swaps in a loss position, in which the entire underlying debt remained outstanding. The balance in AOCI related to these swaps was frozen and is being amortized into earnings over the remaining life of the original interest rate swap agreement, or February 13, 2015, as long as the debt remains outstanding in accordance with ASC 815-30-35-38. The amortization expense was included in the Change in Derivative Fair Value in the Statements of Income.

In future quarterly and annual filings, NCM LLC intends to include a revised disclosure that explains what the breakage fees represented and discussion similar to the above, to explain how the fees were accounted for.

Other

70.                                Please update the financial statements and related disclosures as necessary to comply with Rule 3-12 of Regulation S-X.

The Company notes that no updates to the financial statements or related disclosures are required by Rule 3-12 of Regulation S-X at this time, but will make any such updates if and when they are required.

71.                                Please include currently dated consents of the independent registered public accounting firms in any future amendments to your Form S-1 registration statement.

Currently dated consents of the independent registered public accounting firms are included with the amendment.

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at (212) 310-8165.

Sincerely yours,

/s/ Matthew D. Bloch

Matthew D. Bloch
Weil, Gotshal & Manges LLP

cc:                                Kevin M. Connor, AMC Entertainment Holdings, Inc.

Monica K. Thurmond, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP

Exhibit A

May 25, 2012

AMC Entertainment Inc.

Kansas City, Missouri

Ladies and Gentlemen:

We have audited the consolidated balance sheets of AMC Entertainment Inc. and subsidiaries, (the “Company”) as of March 29, 2012 and March 31, 2011, and the related consolidated statements of operations, stockholder’s equity, and cash flows for each of the three 52-week periods ended March 29, 2012, and have reported thereon under date of May 25, 2012. The aforementioned consolidated financial statements and our audit report thereon are included in the Company’s annual report on Form 10-K for the 52 weeks ended March 29, 2012. As stated in Note 2 to those consolidated financial statements, in the fourth quarter of Fiscal Year 2012, the Company changed its method of accounting for recognizing gift card breakage income from a method which deferred recognition of gift card breakage income until redemptions were deemed remote to a method which recognizes gift card breakage income over the period of actual gift card redemptions in proportion to actual redemptions of gift cards and states that the newly adopted accounting principle is preferable in the circumstances because the proportional method better reflects the gift card earnings process resulting in the recognition of gift card breakage income over the period of gift card redemption.

Additionally, as stated in Note 2 to those consolidated financial statements, concurrent with the accounting change noted above, the Company has changed the presentation of gift card breakage income from other income to other revenues in the consolidated statements of operations for all periods presented in its annual report on Form 10-K and states that the newly adopted presentation of gift card breakage income is preferable in the circumstances because breakage is an expected revenue stream to be earned at the time the cards are issued and is a key element and consideration of the profitability of their gift card sale program, and because it makes the Company’s statements more comparable to its primary competitors.

In accordance with your request, we have reviewed and discussed with the officials of the Company the circumstances and business judgment and planning upon which the decision to make these changes in the methods of accounting was based.

With regard to the aforementioned accounting changes, authoritative criteria have not been established for evaluating the preferability of one acceptable method of accounting over another acceptable method. However, for purposes of the Company’s compliance with the requirements of the Securities and Exchange Commission, we are furnishing this letter.

Based on our review and discussion, with reliance on management’s business judgment and planning, we concur that the newly adopted methods of accounting are preferable in the Company’s circumstances.

Very truly yours,
/s/ KPMG LLP